SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1
                                    --------
                              ASM International NV
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                                (Name of Issuer)

                   Common Stock, par value Euro 0.4 per share
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                         (Title of Class of Securities)

                                    N07045102
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                                 (CUSIP Number)

                Mellon HBV Alternative Investment Strategies LLC
                           200 Park Avenue, Suite 5400
                             New York, NY 10166-3399
                                 (212) 922-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 13, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. N07045102
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Mellon HBV Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)   (b)
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  WC
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
         7        SOLE VOTING POWER
                  3,235,036
--------------------------------------------------------------------------------
         8        SHARED VOTING POWER
                  0
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER
                  3,235,036
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  3,235,036
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.14 %
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
-------------------------------------------------------------------------------



Introduction:

     The Reporting Person is filing this amendment no. 1 to Schedule 13D to disclose correspondence with the Issuer dated April 13, 2006. The correspondence, attached as Exhibit A hereto, is addressed to the Supervisory Board of the Issuer. The Reporting Person, in its letter to Issuer's Supervisory Board raises a number of questions regarding recent appointments to Issuer's Supervisory Board and Executive Board as well as posing questions regarding the Issuer's research and development expenditure controls, and sales margins. See Exhibit A to this Schedule 13D for a copy of the letter to Issuer's Supervisory Board. Attached as Exhibit B is the Issuer's response of April 19, 2006 to the Reporting Person.

     This amendment number 1 to Schedule 13D also discloses the Reporting Person's recent sales of Issuer's Common Stock.

Item 1.  Security and Issuer.

         Security: Common Stock par value Euro 0.4 per share

         Issuer's Name and Address.
         ASM International N.V. (the "Issuer")
         JAN VAN EYCKLAAN 10
         3723 BC BILTHOVEN, THE NETHERLANDS

         A corporation organized under the laws of the Netherlands

Item 2.  Identity and Background.

          (a)  Mellon HBV Alternative Strategies LLC.

          (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, 54th Floor, New York, NY 10166-3399.

          (c) The Reporting Person is a registered investment adviser under the Investment Adviser Act of 1940. Mellon HBV Alternative Strategies UK Limited is a sub-advisor to the Reporting Person.

          (d, e) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          (f)  The Reporting Person is organized under the laws of Delaware.


Item 5.  Interest in Securities of the Issuer.

          (a) As of April 13, 2006, it may be deemed that on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority the Reporting Person beneficially owns 3,235,036 shares of the Issuer's Common Stock (the "Shares"), representing approximately 6.14% of the outstanding Common Stock (based on 52,678,952 shares outstanding as reported by the Issuer, on its Annual Report on Form 20-F for its fiscal year ended December 31, 2005).

          (b) The Reporting Person has sole power to vote or direct the vote and sole power to dispose and to direct the disposition of the Shares.

          (c) The information set forth below provides information regarding changes in the Reporting Person's interest in securities of the Issuer's Stock for the past 60 days, each transaction here reported being a sale:

----------------------------------------------
             Number of   PRICE per share in
    DATE       Shares           Euros
----------------------------------------------
----------------------------------------------
      4/4/06        5000              16.95
----------------------------------------------
----------------------------------------------
      4/6/06        8000              16.9289
----------------------------------------------
----------------------------------------------
      4/7/06        6000              17.04
----------------------------------------------
---------------------------------------------
      4/7/06       10000              16.85
---------------------------------------------


         (d) Not applicable.

         (e) Not applicable.


Item 7.  Material to be Filed as Exhibits.

          Exhibit A: Letter  dated  April 13, 2006 to Issuer from the  Reporting
               Person's affiliate Mellon HBV Alternative Strategies UK Limited.

          Exhibit B: Letter  dated  April 19, 2006 from Issuer to the  Reporting
               Person responding to the Reporting Person's letter of April 13, 2006.

         Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 2006

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By: /s/ William F. Harley
         --------------------------------
         William F. Harley III
         Chief Investment Officer

                                  Page 6 of 11
                                                         Exhibit A



Mellon
(graphic)
                                             Mellon HBV Alternative Strategies





By fax
By email
By registered mail with confirmation of receipt
ASM International N.V.
Attn:  Supervisory Board
Jan van Eycklaan 10 3723 BC Bilthoven

                                                           London 13 April 2006


Dear Sirs,



Reference is made to our letter to you of 15 March 2006 and the Executive Board and to reply to this letter. Please allow us to clarify and to add a few points.


REFUSAL TO ALLOW SHAREHOLDERS VOTE ON DIVIDEND IN KIND

We regret the refusal of the Executive Board to allow shareholders to vote during the AGM on the topic of a dividend payment in kind of the ASM PT shares. We consider our proposal to be a very sensible solution to recover shareholders value. We believe we are within our legal rights and hence we will continue to contest this decision. Our legal counsel will handle further correspondence on this matter with the Executive Board.

As important as the discussion about the legal question whether or not it is up to the shareholders to vote on a distribution of dividend in kind is the underlying problem: the continuing losses on the front end business and the subsequent negative market valuation of ASMI as a whole. In this letter we would like to bring our concerns to your attention and to call on all members of the Supervisory Board to fulfill their task to supervise the policy and management of the company in the interest of this company and its shareholders.

 -----------------------------------------------------------------------------
 Mellon HBV Alternative Strategies UK Limited - Mellon Financial Centre,
                        160 Queen Victoria Street, London  EC4V 4LA
Tel + 44 (0) 20 7163 6300- Fax +44 (0) 20 7163 5464 - www.mellon hbv.com

SOLUTIONS TO THE FRONT END LOSSES AND CONSEQUENT NEGATIVE MARKET VALUATION

Our main concerns with the current policy of the company are the operational losses of the front-end business, which have occurred since 1998 with exception of FY 2000. These losses resulted from a combination of insufficient gross margins and excessive and poorly directed R&D expenditures. The manner in which these losses of the front-end business are financed (ASM PT dividend and increase in debt) is irrelevant to the question whether the front-end business is managed properly. In our view the answer to this question is that they are not.

We believe the continuation of the front end business in its current form - either on a stand alone basis or combined with the ASM PT business - is only warranted where:

1. gross margins of the three main product lines are improved to levels achieved by other main player in the front-end segment such as Applied Materials and Novellas who achieved gross margins in excess of 40%, and;


2. the R&D expenditures of the front end business are brought back in control and are focused on limited initiatives with the greatest potential;

If the Supervisory Board comes to the conclusion that achieving gross margins comparable to those achieved by ASMI's industry peers and R&D expenditure can't be brought into line with the earning capacity of ASMI's front-end business, the Supervisory Board should consider initiating a process leading to an organized sale of the front-end portfolio.

Further, it is the duty of the Supervisory Board to supervise that the Executive Board commits to a set of disciplined goals for the front-end business and set margin targets for the mature product lines. Within a more disciplined model there would no longer be a financial requirement to have ASM PT sponsoring the loss making front-end business. We believe that bringing discipline to the front-end business would be accelerated by splitting the front-end from back-end in the form of a dividend payment or by splitting the company (juridische splitsing).

It has been confirmed to us by various sources there is absolutely no technological or marketing advantage to have front-end and back-end businesses combined. If such synergy opportunities occur in the future by new technology developments we believe ASMI and ASM PT would be well positioned to explore co-operation agreements resulting in synergy benefits. This might be a more appropriate tool than outright ownership of a large equity stake in ASM PT.

CORPORATE GOVERNANCE ISSUES

Apart from the flaws in the current business model, we observed the market has reservations with regard to the corporate governance aspect of the company. Diverting from acceptable corporate governance standards combined with a dominating main shareholder and provisions in the Articles of Association restricting shareholders' rights constraints the company valuation. Currently, the company meets the governance standards of a family owned business instead of the good governance standards of a Euronext listed company.

Outside shareholders seem to have limited influence on the current situation, even though they represent a majority of the issued share capital. Contrary to the Corporate Governance Code, a 2/3 majority is prescribed in your Articles of Association for crucial decisions such as dismissal of the Supervisory Board, setting aside binding nominations of Board members and amendment of the Articles of Association of the company. The approximately 22% shareholding of the company's CEO results in him having a practical blocking vote for all major decisions leaving the other shareholders disenfranchised from real influence. This situation contradicts the evolving, positive trends in corporate governance practice recently occurring in the Netherlands.

Furthermore, the refusal of the Executive Board to allow a vote on splitting the businesses proves the de facto limited influence of shareholders.

It is the duty of the Supervisory Board to supervise the implementation of the Corporate Governance Code. We would expect the Supervisory Board to convince the Executive Board to voluntarily propose to the shareholder's meeting an amendment of the company's Articles of Association and to change other practices in order to upgrade the company's corporate governance standards in line with the Corporate Governance Code.


Since the outside shareholders are without meaningful power to exercise their influence, greater responsibility rests on the individual Supervisory Board members to adequately oversee the actions of the Executive Board and act in the interests of the company and its outside shareholders. With this letter and the questions formulated below we express our concern.

In that context we find certain events surprising and have doubts as to whether the Supervisory Board is actually looking after the interests of both the company and its outside shareholders. In order to be better prepared for the AGM of May 18 we would like to receive your views on the following items:


     1. Appointment of Mr. Berend Brix to the Supervisory Board.

     o    Would you explain why Mr. Brix has been nominated?

     o Given the current situation of high structural losses and value erosion we had expected new Supervisory Board member(s) would be presented for appointment with a strong proven track record in corporate restructurings and recoveries. Could you elaborate whether or not Mr. Brix has these credentials?

     o Could you comment on his specific nomination as chairman of the Audit Committee in view of his Supervisory Board membership at Getronics, which company recently experienced significant accounting irregularities.

     o Could you comment on the connection of Mr. Brix with Mr. Amerongen in Koninklijke Swets & Zeitlinger Holding NV in view of the independence of Mr. Brix?

     o As large shareholder we would appreciate to meet Mr. Brix before the AGM.

     2. Appointment of Chuck Del Prado to the Executive Board.

          With great surprise we have read the announcement in which you propose the son of Mr Del Prado to the Executive Board. We do not know Mr Del Prado Jr., hence we cannot judge his capabilities. As outside shareholders we do not have a possibility to set aside his nomination, while an obvious conflict of interest of Mr Del Prado Sr. exists makes us uncomfortable with this nomination. The conflict of interest arises from the fact that Mr Del Prado Sr. has on one side has the obviously fiduciary duties as a company's CEO and at the same time it is to expected that he will look after the interests of his family. We would expect that extra care has been taken by the Supervisory Board members to come to this decision and we expect that the Supervisory Board members have considered the perception of this move by its shareholders. As large shareholder we would appreciate to meet Mr. Chuck Del Prado and Mr. Han Westendorp before the AGM.

     3. R&D expenditure control, sales margins, compliance with strategy

          The company does not provide a break down on expenditures on new product lines or a detailed breakdown of the P&L per front-end business lines. This makes it difficult for a shareholder to evaluate the different new initiatives and the more mature product lines. However, the moderate margins on total front-end business combined with excessive R&D expenses are the cause of the value erosion which took place during the last four years.

Contrary to the Corporate Governance Code (11.1.2) no insight is given in the operational and financial objectives and the strategy designed to achieve these and applicable parameters to evaluate:

     o What were the projections of the Executive Board and at what stage did the financial performance start to deviate from the projections and what actions were by the Executive and Supervisory Board taken to correct the deviations?

     o What actions will the Supervisory Board take to monitor the front-end business more closely?

     o What actions will the Supervisory Board take to have the R&D expenditures of the front-end business brought back in control?

     o What actions will the Supervisory Board take to have management focused on the most important initiatives?

     o What actions will the Supervisory Board take to improve the gross margin of the three main product lines to obtain levels achieved by the main players in the front-end business?

     4. Independent Strategic reviews

     o What action has the Supervisory Board taken to independently be advised on strategic matters in order to come to its own view on strategic targets?

      5. Corporate Governance Code

     o What actions will the Supervisory Board take to bring the Company's Governance in compliance with e.g. best practice provision 11.1.1, 11.1.2, 11.2.8, 11.2.13, 111.3.5, 111.6.5, IV.1.1 and IV.1.4 of the
          Corporate Governance Code?

     o Does the Supervisory Board intend to consult with the board to make a joint proposal to the general meeting to amend the Articles in order to bring the Articles in line with all arrangements in best practice provision IV.1.4 of the Corporate Governance Code?

     o What actions has the Supervisory Board taken with respect to the search and nomination of a successor for the present CEO and nominees for the Supervisory Board?

     o We would like to receive a detailed response on whether you would consider the appointment of at least two new supervisory board members (with the appropriate credentials to focus on the issues outlined in this letter) in close consultation with outside shareholders.


We are looking forward to your response to these questions before 22 April 2006.


Yours sincerely,

/s/ COR TIMMERMANS
Cor Timmermans

Mellon Alternative Strategies Limited


cc:      Executive Board members

ASM[graphic]
                                               ASM International N.V.
                                                   Jan van Eyckaan 10
                                                    3723 BC Bilthoven
                                                      The Netherlands
                                               Tel: (31) 30-229 84 11
                                               Fax: (31) 36-228 74 69
                                                  Chamber of Commerce
                                                    Utrecht 30037 466
Bilthoven, 19 April 2006

Dear Sirs,

This will confirm the receipt of your letter dated 13 April 2006 addressed to the attention of our Supervisory Board.

In consultation with the Supervisory Board it has been decided that your letter will be put on the agenda of the meeting of the Supervisory Board to be held on 26 April 2006. We will revert to you after 26 April.

Yours sincerely,
ASM International N.V.

(signature)
A.J.M. van der Ven
Chief Financial Officer